UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE MICHAELS COMPANIES, INC.

(Name of Subject Company)

THE MICHAELS COMPANIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.067751 per share

(Title of Class of Securities)

59408Q106

(CUSIP Number of Ordinary Shares)

Tim Cheatham

3939 West John Carpenter Freeway

Irving, Texas 75063

(Address of registrant’s principal executive office)

(972) 409-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

William M. Shields

Craig E. Marcus

Sarah H. Young

William J. Michener

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by The Michaels Companies, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2021 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Magic MergeCo, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Magic AcquireCo, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.067751 per share (“Shares”), pursuant to the Agreement and Plan of Merger, dated as of March 2, 2021, among Parent, Purchaser, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $22.00 per Share, net to the holder of such Share in cash, without interest, but subject to any applicable withholding taxes (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on March 16, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the end of subsection “(j) Extension of the Offer” of Item 8 of the Schedule 14D-9:

“(k) Final Results of the Offer and Completion of the Merger

The Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on April 14, 2021. Computershare Trust Company, N.A., the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 122,994,416 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 85.92% of the issued and outstanding Shares as of the expiration of the Offer.

The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition. All conditions to the Offer having been satisfied or waived, Purchaser irrevocably accepted for payment all such Shares validly tendered into and not withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Michaels pursuant to Section 251(h) of the DGCL. Accordingly, on April 15, 2021, the Purchaser expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which the Purchaser will merge with and into Michaels, with Michaels surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (1) Shares irrevocably accepted for purchase by Purchaser in the Offer, (2) Shares owned by Parent, Purchaser or the Company or any direct or indirect wholly-owned subsidiary of Parent or the Company, including all Shares held by the Company as treasury stock, or (3) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with the provisions of, Section 262 of the DGCL with respect to such Shares), will be converted automatically into the right to receive $22.00 in cash, net to the holder of such Share in cash, without interest, but subject to any applicable withholding taxes (which is the same amount per Share paid in the Offer). Following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2021	THE MICHAELS COMPANIES, INC.

	By:	/s/ Ashley Buchanan
	Name:	Ashley Buchanan
	Title:	Chief Executive Officer